UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bright Horizons Family Solutions Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

109194100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 109194100	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON BC Brightness SPV, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,429,830 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,429,830 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,830 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12.	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 109194100	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON BCIP Associates - G
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 588 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 588 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 109194100	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON BCIP Associates III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,057 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,057 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,057 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO

13G

CUSIP No. 109194100	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON BCIP T Associates III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,485 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,485 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,485 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO

13G

CUSIP No. 109194100	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON BCIP Associates III-B, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,639 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,639 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,639 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO

13G

CUSIP No. 109194100	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON BCIP T Associates III-B, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 934 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 934 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Bright Horizons Family Solutions Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 200 Talcott Avenue South, Watertown, Massachusetts 02472.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following: (1) BC Brightness SPV, LP, a Delaware limited partnership (“BC SPV”) (2) BCIP Associates – G, a Delaware general partnership (“BCIP-G”), (3) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), (4) BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III”), (5) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B”); and (6) BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B” and, together with BC SPV, BCIP-G, BCIP III, BCIP T III and BCIP III-B, the “Reporting Persons”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the sole member of BC Brightness SPV GP, LLC, a Delaware limited liability company (“BC SPV GP”), which is the sole general partner of BC SPV.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the managing partner of BCIP-G. Boylston is the managing partner of BCIP Associates III, a Cayman Islands exempted limited partnership (“Associates III”), which is the manager of BCIP III. Boylston is the managing partner of BCIP Trust Associates III, a Cayman Islands exempted limited partnership (“Trust Associates III”), which is the manager of BCIP T III. Boylston is the managing partner of BCIP Associates III-B, a Cayman Islands exempted limited partnership (“Associates III-B”), which is the manager of BCIP III-B. Boylston is the managing partner of BCIP Trust Associates III-B, a Cayman Islands exempted limited partnership (“Trust Associates III-B”), which is the manager of BCIP T III-B.

The governance, investment strategy and decision-making process with respect to the investments held by all of the Reporting Persons is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to all of the shares of Common Stock held by all of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2018, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCI, BC SPV GP, Boylston, Associates III, Trust Associates III, Associates III-B and Trust Associates III-B is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of BC SPV, BCIP-G, BCIP III, BCIP T III, BCIP III-B, BCIP T III-B, Boylston, BCI and BC SPV GP is organized under the laws of the State of Delaware. Each of Associates III, Trust Associates III, Associates III-B and Trust Associates III-B is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 109194100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2017, the following shares were held by the Reporting Persons:

BC SPV held 4,429,830 shares of Common Stock, representing 7.5% of the Company’s outstanding shares of Common Stock.

BCIP-G held 588 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

BCIP III held 31,057 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

BCIP T III held 13,485 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

BCIP III-B held 5,639 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

BCIP T III-B held 934 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 4,481,533 shares of Common Stock, representing approximately 7.6% of the Company’s outstanding shares of Common Stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 59,315,165 shares of Common Stock outstanding, as reported in the Company’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) on November 13, 2017.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote:

BC SPV	4,429,830
BCIP-G	588
BCIP III	31,057
BCIP T III	13,485
BCIP III-B	5,639
BCIP T III-B	934

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of:

BC SPV	4,429,830
BCIP-G	588
BCIP III	31,057
BCIP T III	13,485
BCIP III-B	5,639
BCIP T III-B	934

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2018

BC Brightness SPV, LP
By:	BC Brightness SPV GP, LLC its general partner
By:	Bain Capital Investors, LLC, its managing member,

By:	/s/ Michael D. Ward
Michael D. Ward Managing Director

BCIP ASSOCIATES-G
By:	Boylston Coinvestors, LLC, its managing partner

BCIP Associates III, LLC
By:	BCIP Associates III, its manager
By:	Boylston Coinvestors, LLC, its managing partner

BCIP T Associates III, LLC
By:	BCIP Trust Associates III its manager
By:	Boylston Coinvestors, LLC, its managing partner

BCIP Associates III-B, LLC
By:	BCIP Associates III-B its manager
By:	Boylston Coinvestors, LLC, its managing partner

BCIP T Associates III-B, LLC
By:	BCIP Trust Associates III-B its manager
By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael D. Ward
Michael D. Ward Authorized Signatory

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2018

BC Brightness SPV, LP
By:	BC Brightness SPV GP, LLC its general partner
By:	Bain Capital Investors, LLC, its managing member,

By:	/s/ Michael D. Ward
Michael D. Ward Managing Director

BCIP ASSOCIATES-G
By:	Boylston Coinvestors, LLC, its managing partner

BCIP Associates III, LLC
By:	BCIP Associates III, its manager
By:	Boylston Coinvestors, LLC, its managing partner

BCIP T Associates III, LLC
By:	BCIP Trust Associates III its manager
By:	Boylston Coinvestors, LLC, its managing partner

BCIP Associates III-B, LLC
By:	BCIP Associates III-B its manager
By:	Boylston Coinvestors, LLC, its managing partner

BCIP T Associates III-B, LLC
By:	BCIP Trust Associates III-B its manager
By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael D. Ward
Michael D. Ward Authorized Signatory